EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31, 2003
	2001	2002	2003	2004	2005
	(As restated)	(As restated)	(As restated)	(As restated)
Computation of earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$(360,708)	$(331,035)	$(457,017)	$(307,349)	$(393,654)
Add:
Fixed charges (as computed below)	300,772	314,475	300,634	250,037	178,982

	$(59,936)	$(16,560)	$(156,383)	$(57,312)	$(214,672)

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$180,990	$180,484	$186,675	$197,258	$127,632
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	89,776	93,411	72,159	9,512	6,174
Interest component of operating lease expense	30,006	40,580	41,626	43,307	45,176

Fixed charges	300,772	314,475	300,460	250,077	178,982
Preferred stock dividends	79,028	(16,023)	55,897	38,618	49,356

Combined fixed charges and preferred stock dividends	$379,800	$298,452	$356,357	$288,695	$228,338

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$360,708	$331,035	$457,017	$307,349	$393,654

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$439,736	$315,012	$512,740	$346,007	$443,010